SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

                                    Commission File No. 001-14298

                LINDSAY OIL FIELD SUPPLY, INC.
    (Exact name of registrant as specified in its charter)

6100 North Western Avenue, Oklahoma City, OK  73118  (405) 848-8000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Guarantees of
                   9-1/8% Senior Notes due 2006 and
                    10-1/2% Senior Notes due 2002

     (Title of each class of securities covered by this Form)

                              None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]           Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(1)(ii)    [ ]           Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(i)     [ ]           Rule 12h-3(b)(2)(ii)    [ ]
Rule 12g-4(a)(2)(ii)    [ ]           Rule 15d-6              [X]
Rule 12h-3(b)(1)(i)     [X]

     Approximate number of holders of record as of the certifi-cation or notice date:

     9-1/8% Senior Notes due 2006 - 1 holder
     10-1/2% Senior Notes due 2002 - 2 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Lindsay Oil Field Supply, Inc., a dissolved corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:   May 20, 1997            By  MARCUS C. ROWLAND
                                    Marcus C. Rowland
                                    Vice President